FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 10, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Press Release regarding Tariff Decree No. 169 dated May 5, 2004.

Item 1.

News Release

FOR IMMEDIATE RELEASE

For more Information Contact:

Sofía Chellew - Verónica Gaete

M.José Rodríguez - Florencia Acosta Kevin Kirkeby

Telefónica CTC Chile The Global Consulting Group

Tel: 562-691-3867 Tel: 646-284-9416

Fax: 562-691-2392 E-mail:

E-mail: kkirkeby@hfgcg.com

schelle@ctc.cl - vgaete@ctc.cl

mjrodri@ctc.cl - macosta@ctc.cl

SUBTEL RELEASES TARIFF DECREE No. 169 THAT REGULATES FIXED TELEPHONY TARIFFS FOR TELEFONICA CTC CHILE

Santiago, Chile - May 5, 2004 - On May 4, 2004, Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") was informed of the new Tariff Decree No. 169, released by the Undersecretary of Telecommunications (SUBTEL) and sent to the Chilean Controller for acknowledgement. Once it is published in the Official Gazette, this Decree will regulate the Company's public local telephone service tariffs for the period between May 6, 2004 and May 6, 2009.

The comparison between average tariffs established in the Tariff Decree No. 187 and those included in the new Tariff Decree No. 169, is as follows:

In Ch$ as of Dec. 2002 (excluding VAT) Average* Tariffs Average* Tariffs

T. Decree No. 187 T. Decree No. 169 % Var.

  Fixed Charge 6,348 6,808 +7.2%

  Measured Local Service (MLS) 13.61 10.94 -19.7%

  Local Tranche (Mobile and Rural) 6.03 8.82 +46.4%

  Complementary Services (Internet) /10X numbers 4.17 5.27 +26.3%

  Prepaid - 148.8 -

  Access Charge 3.16 4.50 +42.3%

* Weighted according to 2003 real traffic in their different time slots

The Tariff Decree No. 169 apart from establishing the new tariffs, also considers 7 tariff areas, 3 time slots and a new prepaid tariff.

The Company estimates that if the new local telephone tariffs defined by Tariff Decree No. 169 were applied and assuming the consequential redistribution of traffic toward lower tariff levels, regulated local telephony revenues would decrease between 3% to 5% over a twelve month period.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year 2002. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer